Exhibit 99.1

Quarterly Statement Q1 2024

SAP Announces Q1 2024 Results

•	Cloud revenue up 24% and up 25% at constant currencies, supported by 32% Cloud ERP Suite revenue growth at constant currencies

•	Current cloud backlog of €14.2 billion, up 27% and up 28% at constant currencies

•	IFRS cloud gross profit up 27%, non-IFRS cloud gross profit up 27% and up 28% at constant currencies

•	IFRS operating loss of –€0.8 billion due to a €2.2 billion restructuring provision

•	Non-IFRS operating profit up 16% and up 19% at constant currencies even including higher share-based compensation resulting from strong share price increase

•	Outlook 2024 reaffirmed

in € millions, unless otherwise stated; based on SAP group results from continuing operations

1/20

Quarterly Statement Q1 2024

Walldorf, Germany – April 22, 2024.
SAP SE (NYSE: SAP) announced today its financial results for the first quarter ended March 31, 2024.

Christian Klein, CEO:

We’re off to a great start in 2024 and we’re confident we’ll achieve our goals for the year. Looking ahead, we have powerful growth drivers in place – Business AI, cross-selling across our cloud portfolio, and winning new customers particularly in the midmarket. The strength of our current cloud backlog reaching a record growth rate is a testament to that momentum. Our transformation program is also well on track and will help us to capture this growth and increase efficiency.

Dominik Asam, CFO:

In the first quarter we successfully kicked off the implementation of our transformation program thereby allowing us to focus our investments on the Business AI opportunity while decoupling expense from revenue growth. We are also very pleased by the unabated growth momentum of the Cloud ERP Suite, reflecting the market’s secular shift towards integrated cloud solutions.

All figures in this statement are based on SAP group results from continuing operations unless otherwise noted.

Financial Performance

Group results at a glance – First quarter 2024

	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q1 2024	Q1 2023	∆ in %	Q1 2024	Q1 2023	∆ in %	∆ in % const. curr.
SaaS/PaaS	3,764	2,980	26	3,764	2,980	26	28
Thereof Cloud ERP Suite[2]	3,167	2,422	31	3,167	2,422	31	32
Thereof Extension Suite[3]	597	558	7	597	558	7	8
IaaS[4]	164	197	–17	164	197	–17	–15
Cloud revenue	3,928	3,178	24	3,928	3,178	24	25
Cloud and software revenue	6,960	6,358	9	6,960	6,358	9	11
Total revenue	8,041	7,441	8	8,041	7,441	8	9
Share of more predictable revenue (in %)	84	82	2pp	84	82	2pp
Cloud gross profit	2,837	2,239	27	2,849	2,249	27	28
Gross profit	5,762	5,284	9	5,774	5,305	9	10
Operating profit (loss)	–787	803	N/A	1,533	1,321	16	19
Profit (loss) after tax from continuing operations	–824	403	N/A	944	868	9
Profit (loss) after tax[5]	–824	509	N/A	944	1,012	–7
Earnings per share - Basic (in €) from continuing operations	–0.71	0.35	N/A	0.81	0.75	8
Earnings per share - Basic (in €)[5]	–0.71	0.41	N/A	0.81	0.83	–3
Net cash flows from operating activities from continuing operations	2,757	2,311	19
Free cash flow				2,492	1,955	28

1 For a breakdown of the individual adjustments see table “Non-IFRS Operating Expense Adjustments by Functional Areas” in this Quarterly Statement.

2 Cloud ERP Suite references the portfolio of strategic Software-as-a-Service (SaaS) and Platform-as-a-Service (PaaS) solutions that are tightly integrated with our core ERP solutions and are included in key commercial packages, such as RISE with SAP. The following offerings contribute to Cloud ERP Suite revenue: SAP S/4HANA Cloud, SAP Business Technology Platform, and core solutions for HR and payroll, spend management, commerce, customer data solutions, business process transformation, and working capital management. For additional information and historical data on Cloud ERP Suite, see SAP’s Reporting Framework.

3 Extension Suite references SAP’s remaining SaaS and PaaS solutions that supplement and extend the functional coverage of the Cloud ERP Suite.

4 Infrastructure as a service (IaaS): The major portion of IaaS comes from SAP HANA Enterprise Cloud.

5 From continuing and discontinued operations.

2/20

Quarterly Statement Q1 2024

Financial Highlights1

First Quarter 2024

In the first quarter, SAP’s cloud momentum further accelerated with a sequential growth rate increase in current cloud backlog of 1 percentage point at constant currencies. Current cloud backlog grew by 27% to €14.18 billion and was up 28% at constant currencies, the fastest growth on record. Cloud revenue was up 24% to €3.93 billion and up 25% at constant currencies, mainly driven by Cloud ERP Suite revenue, which was up 31% and up 32% at constant currencies.

Software licenses revenue decreased by 26% to €203 million and was down 25% at constant currencies. Cloud and software revenue was up 9% to €6.96 billion and up 11% at constant currencies. Services revenue was flat at €1.08 billion and up 1% at constant currencies. Total revenue was up 8% to €8.04 billion and up 9% at constant currencies.

The share of more predictable revenue increased by 2 percentage points to 84% in the first quarter.

Cloud gross profit was up 27% (IFRS) to €2.84 billion, up 27% to €2.85 billion (non-IFRS), and up 28% (non-IFRS at constant currencies).

IFRS operating profit in the first quarter was impacted by a €2.2 billion restructuring provision associated with the 2024 transformation program. This resulted in an IFRS operating loss of –€787 million. Non-IFRS operating profit was up 16% to €1.53 billion and was up 19% at constant currencies. Non-IFRS operating profit growth was negatively affected by a €0.1 billion increase in share-based compensation, predominately driven by the strong share price increase over the course of the first quarter.

IFRS earnings per share (basic) were –€0.71 and non-IFRS earnings per share (basic) increased 8% to €0.81. IFRS effective tax rate was 16.0% (Q1/2023: 40.5%) and non-IFRS effective tax rate 32.4% (Q1/2023: 29.1%). Both year-over-year changes mainly resulted from a temporary inability to offset withholding taxes in Germany due to tax losses in 2024 resulting from restructuring. This adverse impact was partially compensated by changes in non-deductible expenses.

Free cash flow in the first quarter increased by 28% to €2.49 billion. While increased payouts mainly resulted from compliance-related matters and interest, the positive development was primarily attributable to increased profitability, improvements in working capital and lower payments for capex and leasing.

Share Repurchase Program

In May 2023, SAP announced a share repurchase program with an aggregate volume of up to €5 billion and a term until December 31, 2025. As of March 31, 2024, SAP had repurchased 10,024,841 shares at an average price of €137.62 resulting in payouts of approximately €1.38 billion under the program.

2024 Transformation Program: Focus on scalability of operations and key strategic growth areas

In 2024, SAP is further increasing its focus on key strategic growth areas, in particular business AI. It is transforming its operational setup to capture organizational synergies and AI-driven efficiencies, and to prepare the company for highly scalable future revenue growth.

To this end, as announced in January, SAP is executing a company-wide restructuring program which is anticipated to conclude in early 2025. The restructuring is intended to ensure that SAP’s skillset and resources continue to meet future business needs and is expected to affect approximately 8,000 positions, a majority of which will be covered by voluntary leave programs and internal re-skilling measures. Reflecting re-investments into strategic growth areas, SAP expects to exit 2024 at a headcount similar to year-end 2023.

In the first quarter, a restructuring provision of €2.2 billion was recorded, which is expected to cover the vast majority of the program’s total restructuring expenses. The provision includes incremental expenses driven by the impact of the first quarter’s share price increase on share-based compensation of leavers, as well as the positive reception of the voluntary early retirement program amongst eligible employees in the US.

Since acceptance rates and precise conditions of voluntary measures in some geographies, particularly Germany, are currently still unknown, SAP expects to provide an update on restructuring expenses and cash outflows once program implementation has further progressed.

1 The Q1 2024 results were also impacted by other effects. For details, please refer to the disclosures on page 20 of this document.

3/20

Quarterly Statement Q1 2024

Business Highlights

In the first quarter, customers around the globe continued to choose “RISE with SAP” to drive their end-to-end business transformations. These customers included: Brussels Regional Public Service, Clearway Energy Group, Curtiss-Wright, Fresenius, Ineos Europe, Lindt & Sprüngli, LyondellBasell, MAHLE International, Public Power Corporation, SKF Group, Sumitomo Heavy Industries, Sutherland, Velliv, ZF Friedrichshafen, and Zoetis.

Foodstuffs South Island, Havells India, PureTech Scientific, Randoncorp, and Stuttgart Netze, went live on SAP S/4HANA Cloud in the first quarter.

Aleron Shared Resources, American Printing House for the Blind, Centrale del Latte di Roma, Churchill Downs Incorporated, Climeworks, Ironwood Pharmaceuticals, MaxiTRANS, SFC Energy, and Unico chose “GROW with SAP”, an offering helping midsize customers adopt cloud ERP with speed, predictability, and continuous innovation.

Key customer wins across SAP’s solution portfolio included: Cintas, FrieslandCampina, LEONI, Maersk, Rabobank, Schaeffler Group, Sky, and Vaillant Group.

ALDO Group, BARMER, Coca-Cola Europacific Partners, Dell, and Korea Chamber of Commerce and Industry went live on SAP solutions.

In the first quarter, SAP’s cloud revenue performance was particularly strong in APJ and EMEA and robust in the Americas region. Brazil, Canada, Germany, Italy, the United Arab Emirates, India, and South Korea had outstanding performances in cloud revenue growth while the U.S., Japan and Spain were particularly strong.

SAP proposed a dividend of €2.20 per share for fiscal year 2023 representing a year-over-year increase of 7% compared to the regular dividend paid for fiscal year 2022. The dividend is subject to shareholder approval at the upcoming AGM scheduled for May 15, 2024.

On February 11, SAP announced that the Supervisory Board of SAP SE nominated Mr. Pekka Ala-Pietilä to stand for election as a new member of the Supervisory Board and proposes Mr. Ala-Pietilä as the designated successor to Chairman Prof. Dr. Hasso Plattner.

On February 29, SAP announced that it filed the SAP Annual Report on Form 20-F for the year ended December 31, 2023, with the U.S. Securities and Exchange Commission (SEC), and that the SAP Integrated Report 2023 is available and accessible online at www.sapintegratedreport.com.

On March 6, SAP announced transformative data innovations that will help customers harness the full power of their data to drive deeper insights, faster growth, and more efficiency in the era of AI. New capabilities in the SAP Datasphere solution, including new generative-AI features, transform enterprise planning through simplified data landscapes and more-intuitive data interaction.

On March 15, Taulia and Visa announced a new partnership to make embedded finance accessible to businesses worldwide.

On March 18, SAP and NVIDIA announced a partnership expansion focused on accelerating enterprise customers’ ability to harness the transformative power of data and generative AI across SAP’s portfolio of cloud solutions and applications.

On March 20, SAP was informed that Moody's upgraded its long-term issuer rating to A1 from A2, its senior unsecured rating to A1 from A2 and its senior unsecured MTN program rating to (P)A1 from (P)A2. Concurrently, Moody's affirmed its P-1 short term issuer ratings. The outlook changed to stable from positive.

4/20

Quarterly Statement Q1 2024

Segment Results at a Glance

SAP’s reportable segment showed the following performance:

Applications, Technology & Services[1]	Q1 2024
€ million, unless otherwise stated (Non-IFRS)	Actual Currency	∆ in %	∆ in % Constant Currency
Cloud revenue	3,863	24	25
Cloud gross profit	2,804	27	29
Segment revenue	7,971	8	9
Segment profit (loss)	2,198	13	15
Segment margin (in %)	27.6	1.2pp	1.4pp

1 Segment information for comparative prior periods were restated to conform with the new segment composition.

In the first quarter, segment revenue in AT&S was up 8% to €7.97 billion and up 9% at constant currencies, primarily due to strong cloud revenue growth, which was supported by Cloud ERP Suite. Operating Expenses of the segment increased by 6% and by 7% at constant currencies, resulting in a segment margin of 27.6% and 27.8% at constant currencies. This implies an increase of 1.2 percentage points and 1.4 percentage points at constant currencies compared to the first quarter of the prior year.

Financial Outlook 2024

SAP’s financial outlook 2024 is based on SAP’s updated non-IFRS definition of profit measures which, beginning in 2024, include share-based compensation expenses and exclude gains and losses from equity securities, net. For more details, please refer to the Reporting Framework section on our Investor Relations website: https://www.sap.com/investors/en/reports/reporting-framework.html.

For 2024, SAP continues to expect:

•	€17.0 – 17.3 billion cloud revenue at constant currencies (2023: €13.66 billion), up 24% to 27% at constant currencies.

•	€29.0 – 29.5 billion cloud and software revenue at constant currencies (2023: €26.92 billion), up 8% to 10% at constant currencies.

•	€7.6 – 7.9 billion non-IFRS operating profit at constant currencies (2023: €6.51 billion based on updated non-IFRS operating profit definition), up 17% to 21% at constant currencies.

•	Free cash flow of approximately €3.5 billion (2023: €5.09 billion).

•	An effective tax rate (non-IFRS) of approximately 32% (2023: 30.3% based on updated tax rate definition (non-IFRS))[2].

2 The effective tax rate (non-IFRS) is a non-IFRS financial measure and is presented for supplemental informational purposes only. We do not provide an outlook for the effective tax rate (IFRS) due to the uncertainty and potential variability of gains and losses associated with equity securities, which are reconciling items between the two effective tax rates (non-IFRS and IFRS). These items cannot be provided without unreasonable efforts but could have a significant impact on our future effective tax rate (IFRS).

5/20

Quarterly Statement Q1 2024

While SAP’s 2024 financial outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. See the table below.

Currency Impact Assuming March 2024 Rates Apply for 2024

In percentage points	Q2 2024	FY 2024
Cloud revenue growth	–1.5pp to +0.5pp	–1.5pp to +0.5pp
Cloud and software revenue growth	–1.5pp to +0.5pp	–1.5pp to +0.5pp
Operating profit growth (non-IFRS)	–2 pp to 0pp	–2pp to 0pp

Non-Financial Outlook 2024

In 2024, SAP continues to expect:

•	A customer net promoter score of 9 to 13.

•	The employee engagement index in the range of 76% to 80%.

•	To steadily decrease carbon emissions across the relevant value chain, in line with our target of achieving Net Zero carbon emissions by 2030.

•	To steadily increase the number of women in executive roles in line with our end of year 2027 target to achieve 25%.

6/20

Quarterly Statement Q1 2024

Additional Information

This press release and all information therein is preliminary and unaudited. Due to rounding, numbers may not add up precisely.

Financial Analyst and Investor Conference

SAP will hold a financial analyst event on Wednesday, June 5th, in conjunction with its annual SAP Sapphire conference.

SAP Performance Measures

For more information about our key growth metrics and performance measures, their calculation, their usefulness, and their limitations, please refer to the following document on our Investor Relations website: https://www.sap.com/investors/performance-measures

Webcast

SAP senior management will host a financial analyst conference call on Monday, April 22nd at 11:00 PM (CEST) / 10:00 PM (BST) / 5:00 PM (EDT) / 2:00 PM (PDT). The conference will be webcast on the Company’s website at https://www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the first quarter results can be found at https://www.sap.com/investor

About SAP

As a global leader in enterprise applications and business AI, SAP (NYSE: SAP) stands at the nexus of business and technology. For over 50 years, organizations have trusted SAP to bring out their best by uniting business-critical operations spanning finance, procurement, HR, supply chain, and customer experience. For more information, visit www.sap.com.

For more information, financial community only:

Anthony Coletta	+49 (6227) 7-60437	investor@sap.com, CET

Follow SAP Investor Relations on LinkedIn at SAP Investor Relations.

For more information, press only:

Joellen Perry	+1 (650) 445-6780	joellen.perry@sap.com, PT
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

Note to editors:

To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels.

This document contains forward-looking statements, which are predictions, projections, or other statements about future events. These statements are based on current expectations, forecasts, and assumptions that are subject to risks and uncertainties that could cause actual results and outcomes to materially differ. Additional information regarding these risks and uncertainties may be found in our filings with the Securities and Exchange Commission, including but not limited to the risk factors section of SAP’s 2023 Annual Report on Form 20-F.

© 2024 SAP SE. All rights reserved.
SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE in Germany and other countries. Please see https://www.sap.com/copyright for additional trademark information and notices.

7/20

Quarterly Statement Q1 2024

Contents

Financial and Non-Financial Key Facts (IFRS and Non-IFRS)		9
Primary Financial Statements of SAP Group (IFRS)		11
(A)	Consolidated Income Statements	11
(B)	Consolidated Statements of Financial Position	12
(C)	Consolidated Statements of Cash Flows	13
Non-IFRS Numbers		14
(D)	Basis of Non-IFRS Presentation	14
(E)	Reconciliation from Non-IFRS Numbers to IFRS Numbers	14
(F)	Non-IFRS Adjustments – Actuals and Estimates	17
(G)	Non-IFRS Operating Expense Adjustments by Functional Areas	17
Disaggregations		18
(H)	Segment Reporting	18
(I)	Revenue by Region (IFRS and Non-IFRS)	19
(J)	Employees by Region and Functional Areas	19
Other Disclosures		20
(K)	Share-Based Payments	20

8/20

Quarterly Statement Q1 2024

Financial and Non-Financial Key Facts
(IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2023	Q2 2023	Q3 2023	Q4 2023	TY 2023	Q1 2024
Revenues
Cloud	3,178	3,316	3,472	3,699	13,664	3,928
% change – yoy	24	19	16	20	20	24
% change constant currency – yoy	22	22	23	25	23	25
Cloud ERP Suite	2,422	2,562	2,711	2,931	10,626	3,167
% change – yoy	35	30	26	28	29	31
% change constant currency – yoy	33	33	34	33	33	32
Software licenses	276	316	335	838	1,764	203
% change – yoy	–13	–26	–17	–8	–14	–26
% change constant currency – yoy	–13	–24	–14	–6	–12	–25
Software support	2,905	2,873	2,872	2,846	11,496	2,829
% change – yoy	–1	–3	–5	–5	–3	–3
% change constant currency – yoy	–1	–1	–1	–1	–1	–1
Software licenses and support	3,180	3,189	3,208	3,683	13,261	3,031
% change – yoy	–2	–6	–6	–6	–5	–5
% change constant currency – yoy	–2	–4	–2	–2	–3	–4
Cloud and software	6,358	6,505	6,679	7,382	26,924	6,960
% change – yoy	10	5	4	6	6	9
% change constant currency – yoy	8	8	9	10	9	11
Total revenue	7,441	7,554	7,744	8,468	31,207	8,041
% change – yoy	10	5	4	5	6	8
% change constant currency – yoy	9	8	9	9	9	9
Share of more predictable revenue (in %)	82	82	82	77	81	84
Profits
Operating profit (loss) (IFRS)	803	1,371	1,723	1,902	5,799	–787
Operating profit (loss) (non-IFRS)	1,321	1,457	1,767	1,969	6,514	1,533
% change	–15	14	7	1	1	16
% change constant currency	–15	19	13	5	5	19
Profit (loss) after tax (IFRS)	403	724	1,272	1,201	3,600	–824
Profit (loss) after tax (non-IFRS)	868	799	1,352	1,302	4,321	944
% change	–20	–9	13	–10	–6	9
Margins
Cloud gross margin (IFRS, in %)	70.5	71.1	72.7	71.9	71.6	72.2
Cloud gross margin (non-IFRS, in %)	70.8	71.4	73.0	72.2	71.9	72.5
Software license and support gross margin (IFRS, in %)	88.6	89.8	90.0	89.8	89.6	89.2
Software license and support gross margin (non-IFRS, in %)	88.9	90.2	90.1	89.8	89.8	89.2
Cloud and software gross margin (IFRS, in %)	79.5	80.3	81.0	80.8	80.4	79.6
Cloud and software gross margin (non-IFRS, in %)	79.9	80.6	81.2	81.0	80.7	79.8
Gross margin (IFRS, in %)	71.0	71.6	72.8	73.3	72.2	71.7
Gross margin (non-IFRS, in %)	71.3	71.9	73.0	73.4	72.4	71.8
Operating margin (IFRS, in %)	10.8	18.2	22.2	22.5	18.6	–9.8
Operating margin (non-IFRS, in %)	17.8	19.3	22.8	23.3	20.9	19.1

9/20

Quarterly Statement Q1 2024

€ millions, unless otherwise stated	Q1 2023	Q2 2023	Q3 2023	Q4 2023	TY 2023	Q1 2024
Key Profit Ratios
Effective tax rate (IFRS, in %)	40.5	33.8	27.8	33.6	32.6	16.0
Effective tax rate (non-IFRS, in %)	29.1	33.0	27.1	32.5	30.3	32.4

Earnings per share, basic (IFRS, in €) from continuing operations	0.35	0.62	1.09	1.05	3.11	–0.71
Earnings per share, basic (non-IFRS, in €) from continuing operations	0.75	0.69	1.16	1.12	3.72	0.81
Earnings per share, basic (IFRS, in €)[1]	0.41	2.70	1.09	1.05	5.26	–0.71
Earnings per share, basic (non-IFRS, in €)[1]	0.83	2.40	1.16	1.12	5.51	0.81
Order Entry and current cloud backlog
Current cloud backlog	11,148	11,537	12,269	13,745	13,745	14,179
% change – yoy	25	21	19	25	25	27
% change constant currency – yoy	25	25	25	27	27	28
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)	45	46	49	62	55	52
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)	26	25	21	14	19	21
Liquidity and Cash Flow
Net cash flows from operating activities	2,311	848	1,124	1,926	6,210	2,757
Purchase of intangible assets and property, plant, and equipment	–257	–156	–182	–190	–785	–187
Payments of lease liabilities	–99	–89	–78	–66	–332	–78
Free cash flow	1,955	604	865	1,670	5,093	2,492
% of total revenue	26	8	11	20	16	31
% of profit after tax (IFRS)	485	83	68	142	143	N/A
Cash and cash equivalents	8,766	14,142	9,378	8,124	8,124	9,295
Group liquidity	9,700	14,326	12,122	11,275	11,275	13,411
Financial debt (–)	–10,751	–10,146	–8,445	–7,755	–7,755	–7,770
Net liquidity (+) / Net debt(–)	–1,050	4,180	3,677	3,521	3,521	5,641
Non-Financials
Number of employees (quarter end)[2]	105,132	105,328	106,495	107,602	107,602	108,133
Employee retention (in %, rolling 12 months)	93.8	95.1	96.0	96.4	96.4	96.6
Women in management (in %, quarter end)	29.4	29.5	29.5	29.7	29.7	29.8
Women in executive roles (in %, quarter end)	21.8	21.9	22.1	22.2	22.2	21.7
Gross greenhouse gas emissions (scope 1, 2, 3 / market-based)[3] (in million tons CO2 equivalents)					6.9	1.8

1 From continuing and discontinued operations.

2 In full-time equivalents.

3 Our gross greenhouse gas emissions (GHG) - which cover scope 1, scope 2, and scope 3 (market based) - include the total lifecycle emissions resulting from the use of our on-premise software. A projection over the next 12 months amounts to 5.7m tons CO2e. To facilitate quarterly comparisons, we have divided this number by four and included the resulting figure in our quarterly gross GHG emissions. The calculation of use of sold products emissions is based on the number of active maintenance contracts at quarter end. Therefore, the emissions for individual quarters will not add up to the total sum of GHG emissions at year end.

10/20

Quarterly Statement Q1 2024

Primary Financial Statements of SAP Group (IFRS)

(A)	Consolidated Income Statements

(A.1)	Consolidated Income Statements – Quarter

€ millions, unless otherwise stated	Q1 2024	Q1 2023	∆ in %
Cloud	3,928	3,178	24
Software licenses	203	276	–26
Software support	2,829	2,905	–3
Software licenses and support	3,031	3,180	–5
Cloud and software	6,960	6,358	9
Services	1,081	1,083	0
Total revenue	8,041	7,441	8

Cost of cloud	–1,091	–938	16
Cost of software licenses and support	–326	–363	–10
Cost of cloud and software	–1,417	–1,301	9
Cost of services	–862	–855	1
Total cost of revenue	–2,279	–2,156	6
Gross profit	5,762	5,284	9
Research and development	–1,665	–1,573	6
Sales and marketing	–2,278	–2,291	–1
General and administration	–360	–348	3
Restructuring	–2,242	–260	>100
Other operating income/expense, net	–4	–8	–53
Total operating expenses	–8,828	–6,637	33
Operating profit (loss)	–787	803	N/A

Other non-operating income/expense, net	–148	–14	>100
Finance income	199	182	9
Finance costs	–244	–293	–17
Financial income, net	–45	–112	–60
Profit (loss) before tax from continuing operations	–980	677	N/A

Income tax expense	157	–274	N/A
Profit (loss) after tax from continuing operations	–824	403	N/A
Attributable to owners of parent	–828	407	N/A
Attributable to non-controlling interests	4	–3	N/A
Profit (loss) after tax from discontinued operations	0	106	N/A
Profit (loss) after tax[2]	–824	509	N/A
Attributable to owners of parent[2]	–828	479	N/A
Attributable to non-controlling interests[2]	4	31	–86

Earnings per share, basic (in €)[1] from continuing operations	–0.71	0.35	N/A
Earnings per share, basic (in €)[1,2]	–0.71	0.41	N/A
Earnings per share, diluted (in €)[1] from continuing operations	–0.70	0.35	N/A
Earnings per share, diluted (in €)[1,2]	–0.70	0.41	N/A

1 For the three months ended March 31, 2024 and 2023, the weighted average number of shares was 1,167 million (diluted 1,179 million) and 1,167 million (diluted: 1,174 million), respectively (treasury stock excluded).

2 From continuing and discontinued operations

11/20

Quarterly Statement Q1 2024

(B)	Consolidated Statements of Financial Position

as at 03/31/2024 and 12/31/2023
€ millions	2024	2023
Cash and cash equivalents	9,295	8,124
Other financial assets	4,312	3,344
Trade and other receivables	7,435	6,322
Other non-financial assets	2,394	2,374
Tax assets	360	407
Total current assets	23,796	20,571
Goodwill	29,558	29,088
Intangible assets	2,449	2,505
Property, plant, and equipment	4,264	4,276
Other financial assets	5,687	5,543
Trade and other receivables	120	203
Other non-financial assets	3,555	3,573
Tax assets	362	382
Deferred tax assets	3,124	2,193
Total non-current assets	49,119	47,764
Total assets	72,915	68,335

€ millions	2024	2023
Trade and other payables	1,926	1,783
Tax liabilities	623	266
Financial liabilities	1,659	1,735
Other non-financial liabilities	4,557	5,648
Provisions	2,320	235
Contract liabilities	7,994	4,975
Total current liabilities	19,078	14,642
Trade and other payables	32	39
Tax liabilities	773	877
Financial liabilities	7,940	7,941
Other non-financial liabilities	1,014	698
Provisions	426	433
Deferred tax liabilities	274	265
Contract liabilities	41	33
Total non-current liabilities	10,501	10,287
Total liabilities	29,579	24,928
Issued capital	1,229	1,229
Share premium	2,048	1,845
Retained earnings	41,630	42,457
Other components of equity	3,183	2,368
Treasury shares	–5,011	–4,741
Equity attributable to owners of parent	43,079	43,157

Non-controlling interests	257	249
Total equity	43,336	43,406
Total equity and liabilities	72,915	68,335

12/20

Quarterly Statement Q1 2024

(C)	Consolidated Statements of Cash Flows

€ millions	Q1 2024	Q1 2023
Profit (loss) after tax	–824	509
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
(Profit) loss after tax from discontinued operations	0	–106
Depreciation and amortization	313	365
Share-based payment expense	688	553
Income tax expense	–157	274
Financial income, net	45	112
Decrease/increase in allowances on trade receivables	–22	10
Other adjustments for non-cash items	141	17
Decrease/increase in trade and other receivables	–960	–657
Decrease/increase in other assets	33	–279
Increase/decrease in trade payables, provisions, and other liabilities	1,194	–779
Increase/decrease in contract liabilities	2,990	2,873
Share-based payments	–143	–118
Interest paid	–265	–141
Interest received	144	88
Income taxes paid, net of refunds	–420	–409
Net cash flows from operating activities – continuing operations	2,757	2,311
Net cash flows from operating activities – discontinued operations	0	62
Net cash flows from operating activities	2,757	2,373
Business combinations, net of cash and cash equivalents acquired	–19	0
Purchase of intangible assets and property, plant, and equipment	–187	–257
Proceeds from sales of intangible assets and property, plant, and equipment	27	24
Purchase of equity or debt instruments of other entities	–4,248	–358
Proceeds from sales of equity or debt instruments of other entities	3,297	101
Net cash flows from investing activities – continuing operations	–1,129	–489
Net cash flows from investing activities – discontinued operations	0	–9
Net cash flows from investing activities	–1,129	–499
Dividends paid on non-controlling interests	0	–8
Purchase of treasury shares	–432	0
Proceeds from borrowings	1	0
Repayments of borrowings	–13	–1,119
Payments of lease liabilities	–78	–99
Net cash flows from financing activities – continuing operations	–522	–1,226
Net cash flows from financing activities – discontinued operations	0	13
Net cash flows from financing activities	–522	–1,213
Effect of foreign currency rates on cash and cash equivalents	65	–161
Net decrease/increase in cash and cash equivalents	1,170	500
Cash and cash equivalents at the beginning of the period	8,124	9,008
Cash and cash equivalents at the end of the period	9,295	9,507
Less: Cash and cash equivalents from discontinued operations at the end of the period	0	742
Cash and cash equivalents at the end of the period (Consolidated Statements of Financial Position)	9,295	8,766

13/20

Quarterly Statement Q1 2024

Non-IFRS Numbers

(D)	Basis of Non-IFRS Presentation

SAP disclose certain financial measures such as expense (non-IFRS) and profit measures (non-IFRS) that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as SAP’s constant currency and free cash flow figures, see Explanation of Non-IFRS Measures.

(E)	Reconciliation from Non-IFRS Numbers to IFRS Numbers

(E.1)	Reconciliation of Non-IFRS Revenue – Quarter

€ millions, unless otherwise stated	Q1 2024			Q1 2023	∆ in %
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency
Revenue Numbers
Cloud	3,928	50	3,978	3,178	24	25
Software licenses	203	3	206	276	–26	–25
Software support	2,829	33	2,862	2,905	–3	–1
Software licenses and support	3,031	37	3,068	3,180	–5	–4
Cloud and software	6,960	86	7,046	6,358	9	11
Services	1,081	10	1,091	1,083	0	1
Total revenue	8,041	96	8,137	7,441	8	9

14/20

Quarterly Statement Q1 2024

(E.2)	Reconciliation of Non-IFRS Operating Expenses – Quarter

€ millions, unless otherwise stated	Q1 2024					Q1 2023			∆ in %
	IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Operating Expense Numbers
Cost of cloud	–1,091	12	–1,079			–938	10	–929	16	16
Cost of software licenses and support	–326	0	–326			–363	11	–352	–10	–7
Cost of cloud and software	–1,417	12	–1,405			–1,301	21	–1,281	9	10
Cost of services	–862	0	–862			–855	0	–855	1	1
Total cost of revenue	–2,279	12	–2,267			–2,156	21	–2,135	6	6
Gross profit	5,762	12	5,774			5,284	21	5,305	9	9
Research and development	–1,665	2	–1,663			–1,573	2	–1,572	6	6
Sales and marketing	–2,278	64	–2,214			–2,291	235	–2,057	–1	8
General and administration	–360	1	–360			–348	0	–348	3	3
Restructuring	–2,242	2,242	0			–260	260	0	>100	N/A
Other operating income/expense, net	–4	0	–4			–8	0	–8	–53	–53
Total operating expenses	–8,828	2,321	–6,507	–52	–6,559	–6,637	518	–6,119	33	6	7

(E.3)	Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Quarter

€ millions, unless otherwise stated	Q1 2024					Q1 2023			∆ in %
	IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Profit Numbers
Operating profit (loss)	–787	2,321	1,533	44	1,578	803	518	1,321	N/A	16	19
Other non-operating income/expense, net	–148	0	–148			–14	0	–14	>100	>100
Finance income	199	–32	166			182	–104	77	9	>100
Finance costs	–244	88	–155			–293	133	–161	–17	–3
Financial income, net	–45	56	11			–112	29	–83	–60	N/A
Profit (loss) before tax from continuing operations	–980	2,377	1,396			677	547	1,224	N/A	14
Income tax expense	157	–609	–452			–274	–82	–357	N/A	27
Profit (loss) after tax from continuing operations	–824	1,768	944			403	464	868	N/A	9
Attributable to owners of parent	–828	1,768	940			407	463	870	N/A	8
Attributable to non-controlling interests	4	0	4			–3	1	–2	N/A	N/A
Profit (loss) after tax[1]	–824	1,768	944			509	502	1,012	N/A	–7
Attributable to owners of parent[1]	–828	1,768	940			479	490	968	N/A	–3
Attributable to non-controlling interests[1]	4	0	4			31	12	43	–86	–90

Key Ratios
Operating margin (in %)	–9.8		19.1		19.4	10.8		17.8	–20.6pp	1.3pp	1.6pp
Effective tax rate (in %)[2]	16.0		32.4			40.5		29.1	–24.5pp	3.3pp
Earnings per share, basic (in €) from continuing operations	–0.71		0.81			0.35		0.75	N/A	8
Earnings per share, basic (in €)[1]	–0.71		0.81			0.41		0.83	N/A	–3

1 From continuing and discontinued operations

2 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q1 2024 and Q1 2023 mainly resulted from tax effects of restructuring expenses.

15/20

Quarterly Statement Q1 2024

(E.4)	Reconciliation of Free Cash Flow

€ millions, unless otherwise stated	Q1 2024	Q1 2023
Net cash flows from operating activities – continuing operations	2,757	2,311
Purchase of intangible assets and property, plant, and equipment	–187	–257
Payments of lease liabilities	–78	–99
Free cash flow	2,492	1,955

Net cash flows from investing activities – continuing operations	–1,129	–489
Net cash flows from financing activities – continuing operations	–522	–1,226

16/20

Quarterly Statement Q1 2024

(F)    Non-IFRS Adjustments – Actuals and Estimates

€ millions, unless otherwise stated	Estimated Amounts for Full Year 2024	Q1 2024	Q1 2023
Profit (loss) before tax from continuing operations (IFRS)		–980	677
Adjustment for acquisition-related charges	280–360	79	88
Adjustment for restructuring	at least €2.2 bn	2,242	260
Adjustment for regulatory compliance matter expenses	0	0	170
Adjustment for gains and losses from equity securities, net	N/A1	56	29
Profit (loss) before tax from continuing operations (non-IFRS)		1,396	1,224

1 Due to the uncertainty and potential variability of gains and losses from equity securities, we cannot provide an estimate for the full year without unreasonable efforts. This item could however have a material impact on our non-IFRS measures below operating profit.

(G)    Non-IFRS Operating Expense Adjustments by Functional Areas

€ millions	Q1 2024					Q1 2023
	IFRS	Acquisition -Related	Restructuring	RCM[1]	Non-IFRS	IFRS	Acquisition -Related	Restructuring	RCM[1]	Non-IFRS
Cost of cloud	–1,091	12	0	0	–1,079	–938	10	0	0	–929
Cost of software licenses and support	–326	0	0	0	–326	–363	11	0	0	–352
Cost of services	–862	0	0	0	–862	–855	0	0	0	–855
Research and development	–1,665	2	0	0	–1,663	–1,573	2	0	0	–1,572
Sales and marketing	–2,278	64	0	0	–2,214	–2,291	65	0	170	–2,057
General and administration	–360	1	0	0	–360	–348	0	0	0	–348
Restructuring	–2,242	0	2,242	0	0	–260	0	260	0	0
Other operating income/expense, net	–4	0	0	0	–4	–8	0	0	0	–8
Total operating expenses	–8,828	79	2,242	0	–6,507	–6,637	88	260	170	–6,119

1 Regulatory Compliance Matters

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q1 2024	Q1 2023
Cost of cloud	–67	–5
Cost of software licenses and support	–56	–11
Cost of services	–425	–35
Research and development	–956	–37
Sales and marketing	–622	–159
General and administration	–116	–12
Restructuring expenses	–2,242	–260

17/20

Quarterly Statement Q1 2024

Disaggregations

(H)    Segment Reporting

(H.1)   Segment Policies and Segment Changes

SAP has one reportable segment: the Applications, Technology & Services segment.

In the first quarter 2024, the non-reportable Business Network segment was dissolved and integrated into the Applications, Technology & Services segment. The segment information for comparative prior periods were restated to conform with the new segment composition.

For a more detailed description of SAP’s segment reporting, see Note (C.1) “Results of Segments” of our Consolidated Financial Statements 2023.

(H.2)   Segment Reporting – Quarter

Applications, Technology & Services1

€ millions, unless otherwise stated (non-IFRS)	Q1 2024		Q1 2023	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	3,863	3,912	3,123	24	25
Software licenses	203	206	276	–26	–25
Software support	2,829	2,862	2,905	–3	–1
Software licenses and support	3,032	3,068	3,180	–5	–4
Cloud and software	6,895	6,981	6,303	9	11
Services	1,077	1,087	1,077	0	1
Total segment revenue	7,971	8,067	7,380	8	9
Cost of cloud	–1,058	–1,070	–913	16	17
Cost of software licenses and support	–315	–317	–344	–9	–8
Cost of cloud and software	–1,373	–1,387	–1,257	9	10
Cost of services	–836	–842	–815	3	3
Total cost of revenue	–2,209	–2,229	–2,072	7	8
Cloud gross profit	2,804	2,842	2,211	27	29
Segment gross profit	5,762	5,839	5,308	9	10
Other segment expenses	–3,564	–3,596	–3,361	6	7
Segment profit (loss)	2,198	2,242	1,947	13	15
Margins
Segment gross margin (in %)	72.3	72.4	71.9	0.4pp	0.4pp
Segment margin (in %)	27.6	27.8	26.4	1.2pp	1.4pp

1 Segment information for comparative prior periods were restated to conform with the new segment composition.

18/20

Quarterly Statement Q1 2024

(I)       Revenue by Region (IFRS and Non-IFRS)

(I.1)    Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions	Q1 2024			Q1 2023	∆ in %
	Actual currency	Currency Impact	Constant Currency	Actual currency	Actual currency	Constant Currency
Cloud Revenue by Region
EMEA	1,557	–3	1,555	1,191	31	31
Americas	1,847	18	1,865	1,573	17	19
APJ	524	34	558	414	27	35
Cloud revenue	3,928	50	3,978	3,178	24	25
Cloud and Software Revenue by Region
EMEA	3,109	–5	3,105	2,783	12	12
Americas	2,864	26	2,890	2,637	9	10
APJ	987	64	1,051	939	5	12
Cloud and software revenue	6,960	86	7,046	6,358	9	11
Total Revenue by Region
Germany	1,237	0	1,237	1,137	9	9
Rest of EMEA	2,359	–7	2,353	2,139	10	10
Total EMEA	3,596	–7	3,590	3,275	10	10
United States	2,668	31	2,699	2,497	7	8
Rest of Americas	669	0	669	605	11	10
Total Americas	3,337	30	3,367	3,102	8	9
Japan	325	41	366	303	7	21
Rest of APJ	783	31	814	760	3	7
Total APJ	1,107	73	1,180	1,063	4	11
Total revenue	8,041	96	8,137	7,441	8	9

(J)       Employees by Region and Functional Areas

Full-time equivalents	03/31/2024				03/31/2023
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	4,398	4,266	4,458	13,122	3,860	3,803	3,743	11,405
Services	8,265	4,989	5,509	18,763	8,070	5,081	5,716	18,867
Research and development	18,115	5,935	12,489	36,540	17,980	5,780	12,391	36,150
Sales and marketing	12,302	10,330	5,400	28,032	11,747	10,213	5,321	27,282
General and administration	3,624	1,792	1,307	6,723	3,433	1,773	1,255	6,461
Infrastructure	2,829	1,252	872	4,953	2,813	1,285	870	4,968
SAP Group (03/31)	49,532	28,565	30,036	108,133	47,902	27,934	29,295	105,132
Thereof acquisitions[1]	0	0	0	0	0	0	0	0
SAP Group (three months' end average)	49,404	28,543	29,986	107,934	47,879	28,206	29,404	105,490

1 Acquisitions closed between January 1 and March 31 of the respective year.

19/20

Quarterly Statement Q1 2024

Other Disclosures

(K)       Share-Based Payment Expenses

SAP’s share-based payment expenses included in our non-IFRS operating expenses break down as follows:

€ millions	Q1 2024	Q1 2023
Cost of cloud	–39	–20
Cost of software licenses and support	–12	–9
Cost of services	–102	–92
Research and development	–212	–169
Sales and marketing	–258	–203
General and administration	–66	–60
Share-based payment expenses	–688	–553

Additionally in the first quarter of 2024, SAP recognized €82 million (Q1/2023: €0 million) of accelerated share-based payment expenses triggered by the transformation program. These expenses are included in the restructuring expenses in our IFRS income statements.

20/20